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                                                                    EXHIBIT 99.3

                                                           [English Translation]

                                                            Corporate Disclosure

                                                                February 6, 2004

                              HANARO TELECOM, INC.

                          MATERIAL CORPORATE DISCLOSURE

1. Subject of Filing: Notice of Termination of Transfer of Business with Major Shareholders

2.   Details

     1)   Company Name: Dreamline Corporation

     2) Current State: Following the execution of the basic contract on September 26, 2003 for the acquisition of Dreamline's broadband Internet business in Suwon area, Hanaro Telecom, Inc. ("Hanaro") sent a final notice to Dreamline on February 2, 2004 requesting to enter into a definitive business transfer contract, and Hanaro received a notice from Dreamline on February 5, 2004.

     3) The reason for termination of the contract: Hanaro sent a final notice requesting to enter into a definitive business transfer contract pursuant to Article 10, Clause 1 of the basic broadband Internet business transfer contract between Hanaro and Dreamline, "The parties (Hanaro and Dreamline) can send a written notice to the other party to demand a correction within 7 days, if the other party breaches the contract or cannot execute a definitive contract. If the other party cannot correct the breach within 7 days, the party may terminate the contract immediately", and received a notice from Dreamline that Dreamline cannot enter into a definitive business transfer contract within 7 days. Therefore, Hanaro terminated the basic contract for the acquisition of Dreamline's broadband Internet access business in Suwon area.

3. Future countermeasure: Hanaro sent a written notice to Dreamline that Dreamline should return the total amount of the initial down payment (including value-added tax) and the interest on the down payment (6% p.a.) pursuant to Article 11 of the basic contract by February 9, 2004. If Dreamline follows such notice, Hanaro would not claim for additional compensation or file an additional protest.

4. The above statement is also true for the basic contract for the acquisition of Dreamline's broadband Internet access business in Suwon, Ohsan, Byungjum and Gunpho areas in the Disclosure on Inquiry dated on February 5, 2004.

5. Others: Hanaro has been studying the feasibility of a possible acquisition of Dreamline's broadband Internet access business in the remaining areas except the areas which were mentioned in the Disclosure on Inquiry dated on February 5, 2004, and further development in relation to the issue thereto shall be filed in a timely manner.

6. Date of relevant local filing: September 26, 2003, October 8, 2003, November 7, 2003, December 5, 2003, December 9, 2003, January 5, 2004, February 2, 2004, February 5, 2004.